Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Lyra Therapeutics, Inc.

Watertown, Massachusetts

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated February 14, 2020, relating to the consolidated financial statements of Lyra Therapeutics, Inc. and subsidiary, which is contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Boston, Massachusetts

March 6, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.